

SEC MAIL PROCESSING
RECEIVED
AUG 2 6 2010
WASH, D.C.
189
SECTION



10031189

SECU ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/09 (MM/DD/YY) AND ENDING 6/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCULLY CAPITAL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1133 15th STREET, NW, SUITE 900
(No. and Street)

WASHINGTON	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LARRY J. SCULLY 202-775-3434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIS, JOSEY, KEATING & RANES, LLC
(Name – *if individual, state last, first, middle name*)

2661 RIVA ROAD, SUITE 1040	ANNAPOLIS	MD	21401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LARRY J. SCULLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCULLY CAPITAL SECURITIES CORPORATION, as of JUNE 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Tamika R. Dodson
Notary Public, District of Columbia
My Commission Expires 9/14/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DAVIS, JOSEY, KEATING & RANES, LLC
MEMBERS AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

JAMES K. DAVIS
STEPHEN ERVIN JOSEY
E. PATRICK KEATING
WESSE C. RANES, III

SUITE 1040
2661 RIVA ROAD
ANNAPOLIS, MARYLAND 21401

Telephone
Annapolis/Baltimore (410) 974-6161
Washington (301) 970-2010
FAX (301) 970-2082

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Scully Capital Securities Corporation
Washington, DC 20005

We have audited the accompanying statements of financial condition of Scully Capital Securities Corporation as of June 30, 2010 and 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scully Capital Securities Corporation as of June 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information presented in Schedules I, II, III and IV for 2010 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis, Josey, Keating & Ranes, LLC

August 10, 2010

DAVIS, JOSEY, KEATING & RANES, LLC
MEMBERS AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

JAMES K. DAVIS
STEPHEN ERVIN JOSEY
E. PATRICK KEATING
WESSE C. RANES, III

SUITE 1040
2661 RIVA ROAD
ANNAPOLIS, MARYLAND 21401

Telephone
Annapolis/Baltimore (410) 974-6161
Washington (301) 970-2010
FAX (301) 970-2082

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder
Scully Capital Securities Corporation
Washington, DC 20005

In planning and performing our audits of the financial statements of Scully Capital Securities Corporation (the Company), for the years ended June 30, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that the misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the use of the shareholder and management of the Company, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Davis, Josey, Keating & Ranes, LLC

August 10, 2010

SCULLY CAPITAL SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2010 AND 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash	$ 183,586	$ 195,194
Accounts Receivable	72,568	110,162
Total Current Assets	256,154	305,356
OTHER ASSETS		
Prepaid Expense	1,049	1,299
Total Assets	$ 257,203	$ 306,655
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Income Tax Liability - Due to Parent Company	$ 40,044	$ 39,344
Other Amounts - Due to Parent Company	---	53,000
Total Current Liabilities	40,044	92,344
STOCKHOLDER'S EQUITY		
Common Stock, Par Value $ .001; 10,000 Shares Authorized, Issued and Outstanding	10	10
Additional Paid-In Capital	124,797	124,797
Retained Earnings	92,352	89,504
Total Stockholder's Equity	217,159	214,311
Total Liabilities and Stockholder's Equity	$ 257,203	$ 306,655

See accompanying notes to financial statements.

SCULLY CAPITAL SECURITIES CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

	2010	2009
REVENUES		
Contract Income	$ 194,384	$ 477,154
Interest Income	373	1,214
Total Revenues	194,757	478,368
OPERATING EXPENSES		
Professional Fees	7,500	17,587
Dues and Licenses	1,136	918
Regulatory Fees	7,528	7,659
Office Expenses	175,045	408,540
Total Operating Expenses	191,209	434,704
Income Before Income Taxes	3,548	43,664
Income Tax Expense (Benefit)		
Current	10,338	8,565
Deferred	(9,638)	1,549
Net Income Tax Expense	700	10,114
Net Income	$ 2,848	$ 33,550

See accompanying notes to financial statements.

SCULLY CAPITAL SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance, June 30, 2008	$ 10	$ 124,797	$ 55,954	$ 180,761
Income for the Year Ended June 30, 2009	---	---	33,550	33,550
Balance, June 30, 2009	10	124,797	89,504	214,311
Income for the Year Ended June 30, 2010	---	---	2,848	2,848
Balance, June 30, 2010	$ 10	$ 124,797	$ 92,352	$ 217,159

See accompanying notes to financial statements.

SCULLY CAPITAL SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
NET INCOME	$ 2,848	$ 33,550
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operations		
(Increase) Decrease in Accounts Receivable	37,594	(9,670)
(Increase) Decrease in Prepaid Expense	250	300
Increase (Decrease) in Tax Liability - Due to Parent	700	10,114
Increase (Decrease) in Other Amounts - Due to Parent	(53,000)	53,000
Net Cash Provided (Used) by Operating Activities	(11,608)	87,294
CASH FLOWS FROM INVESTING ACTIVITIES:	---	---
CASH FLOWS FROM FINANCING ACTIVITIES:	---	---
Increase (Decrease) in Cash	(11,608)	87,294
Cash, Beginning of Year	195,194	107,900
Cash, End of Year	$ 183,586	$ 195,194
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest Paid	$ ---	$ ---
Taxes Paid	$ ---	$ 250

See accompanying notes to financial statements.

SCULLY CAPITAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010 AND 2009

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Scully Capital Securities Corporation, a Delaware corporation (the Company or the Securities Company), was incorporated in March 1987 and maintains its office in the District of Columbia. The Company was organized to provide advice and execute municipal securities transactions for clients. The Company's business also includes the selling of corporate debt securities, to act as an underwriting or selling group participant in private placement, "best efforts" offerings only, of both debt and equity securities and to conduct investment banking activities in connection with both municipal and non-municipal securities.

The Company is regulated by the Financial Industry Regulatory Authority (FINRA)

The Company is a wholly owned subsidiary of Scully Capital Services, Inc. The Company does not act as a clearing broker nor does it hold securities for the accounts of others.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash in a checking account which is federally insured and at various times in brokerage deposit accounts with an unaffiliated broker-dealer which maintains SIPC insurance. There were no amounts in excess of federally insured limits at June 30, 2010. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Concentrations

The Company grants credit to its customers during the normal course of business and generally requires no collateral. Amounts due from four customers at June 30, 2010 totaled $71,649 or approximately 100% of total accounts receivable. Three customers represent approximately 91% of contract revenue for 2010.

There were similar concentrations at June 30, 2009.

An allowance for doubtful accounts receivable has not been recorded as all amounts are deemed collectible at June 30, 2010 and 2009.

Income Taxes

Scully Capital Securities Corporation files income taxes on a consolidated basis with its parent company. The provision for income taxes is made on a separate company basis with the amount of taxes due recorded as due to the parent company.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company accounts for income taxes under SFAS 109, which requires accounting under the asset and liability method. The objective of the asset and liability method is to establish deferred taxes at current tax rates for timing differences between the financial reporting and tax basis of the Company's assets and liabilities. Through June 30, 2010 the only material difference between the financial and income tax reporting is the cash basis of accounting which is used for income tax purposes. Deferred taxes, calculated in accordance with SFAS 109 are reported as due to/from the Parent Company.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

For the two years ended in 2010, the company had no material items of comprehensive income.

Subsequent Events

Management has evaluated subsequent events through August 10, 2010, the date the financial statements were available to be issued.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company provides advice and other securities related services to a limited number of unrelated entities and Scully Capital Services, Inc. in connection with financings structured by the Parent Company involving municipal securities. There were no fees charged to the Parent Company by the Securities Company for such services for the two years ended June 30, 2010.

The Parent Company also provides services to the Securities Company. The Parent Company charged $162,000 and $397,156 in 2010 and 2009, respectively, for services provided to the Securities Company. At June 30, 2009, invoices for $53,000 of such services remained payable to the Parent Company.

NOTE 3 - SECURITIES AND EXCHANGE COMMISSION

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Net Capital Rule, Reg 240.15c3-1, which requires each broker or dealer to maintain a minimum specified amount of net capital at all times. Net capital is calculated by discounting the value of certain types of securities as provided in the Rules. The Company is required to maintain minimum net capital of not less than $5,000 under its agreement with the FINRA. The Company must notify the FINRA if net capital goes below $6,000 in net capital. It is also prohibited from having its aggregate indebtedness exceed 1500 percent of its net capital.

At June 30, 2010, the Company's ratio of aggregate indebtedness (see Rule 15c3-1(c)(x)) to net capital was .28 to 1 (or 28 percent of its net capital). The Company's net capital was $143,542 which exceeded the Company's minimum net capital requirements by $138,542.

Withdrawals of equity capital through redemption or repurchase of shares, dividend payments or other distributions and any unsecured advances or loans to stockholders or affiliates require advance notice to the Securities and Exchange Commission. In no event may such a withdrawal or distribution be made if it would reduce net capital to less than 120% of the Company's required minimum net capital. Dividend distributions, withdrawals of capital, and loans to affiliates exceeding a specified percentage of a broker dealer's net capital may require approval of the Securities and Exchange Commission.

The Company does not conduct a retail business as broker or dealer and does not maintain possession or control of securities for customers. As such, the Company is not subject to the requirements of Rule 15c3-3.

NOTE 4 - INCOME TAXES

Deferred tax assets arising from the Parent Company's use of the Company's operating losses have been offset by deferred tax liabilities related to the difference between financial accounting and the cash basis accounting used for tax purposes.

NOTE 5 - FAIR VALUE MEASUREMENT

The FASB amended generally accepted accounting principles (GAAP) in order to establish a single definition of fair value and a framework for measuring fair value that is intended to result in increased consistency and comparability in fair value measurements. It also expands disclosures about fair value measurements and applies whenever other authoritative literature requires (or permits) certain assets or liabilities to be measured at fair value, but does not expand the use of fair value. The amendments to FASB ASC 820-10 are effective for financial statements issued for fiscal years beginning after November 15, 2008.

The effective date of the amendments to FASB ASC 820-10 are for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The affected items include, but not limited to, non-financial asset and non-financial liabilities initially measured at fair value in a business combination, non-financial assets such as real estate recorded at fair value at the time of donation, and long-lived assets measured at fair value for impairment assessment.

NOTE 5 - FAIR VALUE MEASUREMENT (CONTINUED)

The Company has adopted FASB ASC 820-10 as of the beginning of its 2009 fiscal year. Items carried at fair value on a recurring basis consist of derivative financial instruments which are valued primarily based on quoted prices in active or brokered markets for identical as well as similar assets and liabilities. Items carried at fair value on a non-recurring basis generally consist of assets held for sale. The Company also uses fair value concepts to test various long-lived assets for impairment. The Company is continuing to evaluate the impact the standard will have on the determination of fair value related to non-financial assets and non-financial liabilities.

The Company uses fair value measurement to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in debt and equity securities that are classified as available-for-sale and derivative financial instruments on a recurring basis.

The Fair Value Measurement Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

NOTE 5 - FAIR VALUE MEASUREMENT (CONTINUED)

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents, short-term financial instruments, accounts receivable, accounts payable and short-term borrowings.

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in debt and equity securities.

The Company had no investments in debt and equity securities at June 30, 2010 and 2009.

Derivative financial instruments

The Company had no derivative financial instruments at June 30, 2010 or 2009.

Long-term debt

The Company had no long-term debt at June 30, 2010 or 2009.

* * * * * * * * * * * * * *

As required by the Securities and Exchange Commission the Company's statements of financial condition as of June 30, 2010 filed pursuant to Rule 17a-5 are available for examination at the Company's principal office and at the regional office of the Commission in Washington, D.C.

SUPPLEMENTARY INFORMATION

SCULLY CAPITAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING, AND CERTAIN OTHER BROKERS OR DEALERS
FORM X-17A-5 PART II A
JUNE 30, 2010

ASSETS

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Cash	$ 183,586	$ ---	$ 183,586
Accounts Receivable	---	72,568	72,568
Prepaid Expense	---	1,049	1,049
Total Assets	$ 183,586	$ 73,617	$ 257,203

LIABILITIES AND OWNERSHIP EQUITY

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Liabilities			
Total Debt Due to Parent Company	$ 40,044	$ ---	$ 40,044
Total Liabilities	$ 40,044	$ ---	$ 40,044
Ownership Equity			
Common Stock			10
Additional Paid-In Capital			124,797
Retained Earnings			92,352
Total Ownership Equity			217,159
Total Liabilities and Ownership Equity			$ 257,203

SCULLY CAPITAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL
FORM X-17A-5 PART II A
JUNE 30, 2010

Total Ownership Equity from Statement of Financial Condition	$	217,159
Total Ownership Equity Allowed for Net Capital Before Haircuts	$	143,542
Haircuts		---
Net Capital	$	143,542

A reconciliation of the schedules of net capital and required net capital between the dealer, Scully Capital Securities Corporation, and independent auditors Davis, Josey, Keating & Ranes, LLC, was performed and no material differences were found.

SCULLY CAPITAL SECURITIES CORPORATION
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
RULE 15c3-1
FORM X-17A-5 PART II A
JUNE 30, 2010

Ownership Equity	$	217,159
Net Capital	$	143,542
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital	$	138,542

SCULLY CAPITAL SECURITIES CORPORATION
POSSESSION AND CONTROL
RULE 15c3-3
JUNE 30, 2010

The Company is exempt from Rule 15c3-3 Section (k)(2)(i) and the Company does not conduct a retail business as a broker or dealer and does not maintain possession or control of securities for customers.

Accordingly, there were no reportable inadequacies found relating to possession and control pursuant to the Rule.

SCULLY CAPITAL SECURITIES CORPORATION

FINANCIAL STATEMENTS AND SCHEDULES

JUNE 30, 2010 AND 2009

Filed in Accordance with Rule 17a-5 under
Securities Exchange Act of 1934 (SEC)

SEC ID: 8-38388